[Morgan Stanley Letterhead]

VIA EDGAR

June 17, 2015

Asen Parachkevova

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Alternative Investment Partners Absolute Return Fund (“ARF”)

File Numbers 811-21767 & 333-140821

Alternative Investment Partners Absolute Return Fund STS (“STS”)

File Numbers 811-21831 & 333-140822

AIP Multi-Strategy Fund A (“AMS A”)

File Numbers 811-22192 & 333-149942

AIP Multi-Strategy Fund P (“AMS P”)

File Numbers 811-22193 & 333-149943

AIP Macro Registered Fund A (“Macro A”)

File Numbers 811-22682 & 333-180380

AIP Macro Registered Fund P (“Macro P”)

File Numbers 811-22683 & 333-180381

AIP Long/Short Fund A (“LSF A”)

File Numbers 811-22094 & 333-144612

AIP Long/Short Fund P (“LSF P”)

File Numbers 811-22095 & 333-144614

(each a “Fund” and, collectively, the “Funds”)

Dear Mr. Parachkevova:

Thank you for your comments received telephonically by our counsel at Dechert LLP regarding each Fund’s N-Qs and N-CSRs (in each case, such Fund’s “Periodic Filings”) with the Securities and Exchange Commission (the “Commission”). Below, we describe the changes made to be made to the Funds’ Periodic Filings on a going forward basis in response to the comments from the Commission’s staff (the “Staff”) and provide any responses to, or any supplemental explanations of, such comments, as requested. Capitalized terms not otherwise defined have the same meanings assigned to such terms in each Fund’s prospectus.

FORM N-Q

1.	Comment: The schedule of investments for each feeder fund should include the schedule of investments for the applicable master fund as well.

Response: We respectfully acknowledge the comment; however, we would note that the schedule of investments for each applicable master fund has been incorporated by reference to that fund’s N-Q filing in accordance with Rule 8b-23 under the Investment Company Act of 1940, as amended.

2.	Comment: Consistent with the requirements of Note 8 to Regulation S-X Rule 12-12, please add a footnote stating the (i) aggregate gross unrealized appreciation for all securities in which there is an excess of value over tax cost; (ii) the aggregate gross unrealized depreciation for all securities in which there is an excess of tax cost over value; (iii) the net unrealized appreciation or depreciation; and (iv) the aggregate cost of securities for Federal income tax purposes.

Response: The disclosure will be revised accordingly in future filings.

FORM N-CSR

3.	Comment: Please disclose supplementally how frequently Morgan Stanley AIP GP LP settles its payables with respect to Fund reimbursements.

Response: The payables (if applicable) are settled monthly.

4.	Comment: With respect to the feeder funds, please note that any payables to the Trustees should be separately disclosed.

Response: We respectfully acknowledge the comment and would note that the Trustees do not receive compensation from any feeder fund.

5.	Comment: Please explain supplementally why the expense ratios for Macro A, Macro P AMS A and AMS P are higher than the respective expense caps for such Funds.

Response: We note that, as disclosed in the Funds’ prospectuses and notes to financial statements, the expense caps do not include investment-related expenses (e.g., borrowing expenses) associated with the Funds. Accordingly, the total expense ratio for these Funds may exceed the expense caps.

6.	Comment: With respect to Item 2, please make affirmative positive and negative statements rather than stating that a given sub-item is “not applicable.”

Response: We respectfully acknowledge the comment; however, we would note that we believe that statements of “not applicable” are more accurate and are generally consistent with industry practice.

As you have requested and as is consistent with SEC Release 2004-89, the Funds hereby acknowledge that:

•	each Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the Funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact our counsel at Dechert LLP, Richard Horowitz at (212) 698-3525 or Jeremy Senderowicz at (212) 641-5669. Thank you.

Best regards,

/s/ Allan Fajardo

Allan Fajardo